9-11, avenue Arago
F 78191 Trappes

Téléphone : +33 (0) 134 82 79 01
Télécopie : +33 (0) 134 82 79 10

PROVIMI

03022997

03 JUN 23 AM 7:21

Secrétariat général

United States Securities and Exchange Commission
Washington D.C. 20549
USA

Trappes, June 14, 2003

SUPPL

Your ref.: File No. 82-5212

Re: <u>Disclosure Materials provided by Provimi pursuant to Application for exemption under Rule 12g3-2(b)</u>

Ladies and Gentlemen:

Please find attached disclosure materials for Provimi. Provimi is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

p.o Cécile Gul

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

dlw 6/26

File n° 82-5212

PROVIMI

ON TOP OF THE FEED CHAIN

PROVIMI OPENS NEW PREMIX FACILITY IN IRELAND

Paris/Rotterdam, 13 June 2003

Provimi (listed on the Euronext *Premier Marché* in Paris, member of SBF 120 indices and MidCAC), a global leader in Animal Nutrition, today announced that its company NuTec Ireland has opened a new state of the art production facility for the production of animal feed supplements in Naas, Co. Kildare, Ireland.

The new premix plant will manufacture a range of mineral and vitamin supplements and has been designed to meet the highest standards in traceability, quality control and cost efficiency. It also employs a modern process that provides excellent protection against cross contamination of products.

"This plant is the only one of its kind in Ireland" said Padraig Ryan, managing director, at the opening. The plant gives NuTec Ireland the potential to employ 15 additional staff when in full production and provides continuing employment for the 39 staff NuTec currently employs.

NuTec Ireland manufactures a range of different formulations from approximately one hundred raw materials, and in many cases these products are specifically designed for individual customers needs. These products are supplied to feed compounders, home mixers and individual producers throughout Ireland, Northern Ireland and France.

Provimi now operates three plants in Ireland, two in Naas and one in Kilkenny under the brand names NuTec, SCA and Mixrite and employs 61 members of staff in total.

The Provimi Group is active worldwide in all types of animal nutrition and is a leader in all markets where it is present. It employs over 8,000 people and had sales in 2002 of over EUR 1.5 billion. Provimi has 96 production centres in 28 countries and exports to over 100. Provimi manufactures products and supplies technical support for all species, including ruminants, poultry, swine, fish and pets.

For further information, please contact:
Miriam ter Braak: + (31) 10 4 23 96 33, or mobile + (31) 6 511 23 766
Citigate First Financial, Floor van Maaren: + (31) 20 575 40 78

This press release can be downloaded from the Group's website:
http://WWW.Provimi.com